SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                                  BioFarm, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   09058S100
                           -------------------------
                                 (CUSIP Number)

                                 friendlyway AG
                              Munchener Str. 12-16
                                  85774 Munchen
                                     Germany
                                 Attn: Vorstand
                               011-49-89-95979140

                                 With a copy to:
                                Peter S. Heinecke
                           Kirkpatrick & Lockhart LLP
                        4 Embarcadero Center, 10th floor
                             San Francisco, CA 94111


               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 10, 2004
                    ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

                         (Continued on following pages)


                               (Page 1 of 6 Pages)

CUSIP NO. 09058S100                                                  Page 2 of 6
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1     NAME OF REPORTING CORPORATION

      friendlyway AG
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
                                                                         (B) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E): |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Germany
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NUMBER OF        7     SOLE VOTING POWER
SHARES
BENEFICIALLY           6,000,001
OWNED BY         ---------------------------------------------------------------
REPORTING        8     SHARED VOTING POWER
CORPORATION
WITH                   0
                 ---------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                       6,000,001
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING CORPORATION

      25.3%
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      NA
--------------------------------------------------------------------------------
14    TYPE OF REPORTING CORPORATION*

      CO
--------------------------------------------------------------------------------

CUSIP NO. 09058S100                                                  Page 3 of 6
          ---------

Item 1. Security And Issuer.

      The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the "Common Stock"), of BioFarm, Inc., Inc., a Nevada corporation (the "Issuer"), with its principal executive office at 1244 Main Street, Linfield, Pennsylvania 19468.

Item 2. Identity And Background.

      This Schedule 13D is being filed on behalf of friendlyway AG (the "Reporting Corporation"), with its principal executive office at Munchener Str. 12-16, 85774 Munchen, Germany. Its principal line of business is the sale of displays and kiosks.

      Attached as Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Reporting Corporation, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

      During the last five years, neither Reporting Corporation nor, to the best knowledge of Reporting Corporation, any executive officer or director of Reporting Corporation named on Exhibit 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years, neither Reporting Corporation nor, to the best knowledge of Reporting Corporation, any executive officer or director of Reporting Corporation named on Exhibit 1 is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source And Amount Of Funds Or Other Consideration.

      The Reporting Corporation acquired all of the shares of Issuer owned by it pursuant to that certain Share Exchange Agreement between the Issuer, friendlyway, Inc. and the stockholders of friendlyway, Inc. dated August 13, 2004 (the "Share Exchange Agreement") as modified by that certain Closing Agreement dated December 10, 2004. Pursuant to the Share Exchange Agreement, the Reporting Corporation exchanged all of the shares of friendlyway, Inc. owned by it for shares of Common Stock of the Issuer.

Item 4. Purpose Of The Transaction.

      The transaction was between the Reporting Corporation and the Issuer was effected simultaneously with similar transactions between the Issuer and all the other holders of friendlyway, Inc. stock in order that friendlyway, Iinc. would become a wholly-owned subsidiary of the Issuer.

CUSIP NO. 09058S100                                                  Page 4 of 6
          ---------

      Under the terms of the Share Exchange Agreement, the Reporting Corporation may be entitled to receive additional shares of Common Stock of the Issuer if certain representations and warranties made by Issuer in the Share Exchange Agreement have been breached.

      The Share Exchange Agreement provides that the Company will call a meeting of stockholders of the Company to, among other things, elect new directors and, in connection therewith, to nominate the Alexander von Welzceck, one nominee of Alexander von Welzceck, Henry Lo and Klaus Trox (an affiliate of the Reporting Corporation) to serve as directors of the Company. It is anticipated that in connection with this stockholders meeting the size of the Board of Directors will be reduced to 5.

Item 5. Interest In Securities Of The Issuer.

      (a) According to Issuer's most recent report on Form 8-K as filed with the Securities and Exchange Commission on December 16, 2004, there were issued and outstanding 23,681,095 shares of Issuer's Common Stock on December 10, 2004. As of the date hereof, the Reporting Corporation has beneficial ownership of 6,000,001 of such shares, representing approximately 25.3% of the outstanding shares of Common Stock of Issuer. Except as set forth in this Item 5, neither Reporting Corporation, nor any other person controlling Reporting Corporation nor, to the best knowledge of Reporting Corporation, any individual named in Exhibit 1 to this Schedule 13D, beneficially owns any shares of Issuer's Common Stock.

      (b) The Reporting Corporation has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 6,000,001 shares of Issuer's Common Stock held by Reporting Corporation.

      (c) Other than the acquisition of the 6,000,001 shares of Issuer's Common Stock pursuant to the Share Exchange Agreement as described herein, the Reporting Issuer has not effected any transactions in Issuer's stock in the last 60 days.

      (d) To the knowledge of the Reporting Corporation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

      (e)   N/A

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

      Under the terms of the Share Exchange Agreement, the Company, the Reporting Corporation and Alexander von Welzceck. will enter into a voting agreement with respect to the shares of the Issuer held by the Reporting Corporation and Alexander von Welzceck. However no such voting agreement has been entered into.

CUSIP NO. 09058S100                                                  Page 5 of 6
          ---------

Item 7. Material To Be Filed As Exhibits.

Exhibit 1     Officers and Directors of Reporting Corporation

Exhibit 2     Share Exchange Agreement dated August 13, 2004**

Exhibit 3     Closing Agreement dated December 10, 2004**

------------
** Incorporated by reference to exhibit filed with BioFarm, Inc.'s report on Form 8-K filed on December 16, 2004.

CUSIP NO. 09058S100                                                  Page 6 of 6
          ---------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: December 20, 2004


                                       By: /s/ Klaus Trox
                                           -------------------------------------
                                           Name:  Klaus Trox
                                           Title: CEO, friendlway AG